August 24, 2017

VIA EDGAR

Christina DiAngelo-Fettig

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund Series Trust, Catalyst/Exceed Defined Shield Fund - File No. 333-132541 and 811-21872

Dear Ms. DiAngelo-Fettig and Ms. Brutlag:

On June 12, 2017, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed an amendment to the Trust’s registration statement on Rule 485(a) (the “Registration Statement”) in connection with the registration of the Catalyst/Exceed Defined Shield Fund (the “Fund”), a series of the Trust. On July 24, 2017 Ms. Diangelo-Fettig provided audit comments. On July 28, 2017, Ms. Brutlag also provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes.

Audit Comments

Comment 1. Please confirm that the Fund will not be sold until the reorganization, as contemplated in the registration statement filed on Form N-14 (File No. 333-218675) (the “N-14”), is completed.

Response. Registrant so confirms.

Comment 2. In footnote 2 to the fee table, please remove the word “fiscal” to agree with the disclosure provided in the N-14.

Response. The Registrant has made the requested change.

Comment 3. Please explain supplementally why the S&P 500 Index was added. The existing fund, as described in the N-14, does not use the S&P 500 as a benchmark.

Response. The S&P 500 Index was added as the broad based index against which the Fund’s performance will be measured. Registrant confirms that, as disclosed in the N-14 other than the change in advisory structure and objective, there is no change to the strategy of the Fund.

Legal/Disclosure Comments

Comment 4. In the Principal Investment Strategies section, please provide additional disclosure regarding the targeted correlation to the EXPROT Index. We note that it is best to add a target percentage.

Response. The Fund is not, by its nature, an index fund. It is not bound by index performance in its objective and does not have a targeted correlation to the EXPROT Index. Registrant believes, therefore, that adding a targeted percentage would be potentially misleading regarding the nature of the Fund’s strategy. However, the Fund, as its principal strategy, seeks to track the performance of the EXPROT Index and, under normal circumstances, expects to invest a majority if its assets in the component securities of the Index. Registrant has revised strategy disclosure as follows to provide clarification to this point:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing a majority of its assets, directly or indirectly, in the components of the NASDAQ Exceed Defined Protection Index (“EXPROT Index”).

Comment 5. Please disclose in the Principal Investment Strategies that the Fund uses a representative sampling approach to tracking the EXPROT Index.

Response. Registrant has revised the strategy disclosure as follows:

~~In seeking to track the EXPROT Index,~~ Using a representative sampling approach to security selection, the Fund seeks to provide an investment vehicle with a risk/reward profile in which the risks of an investment are, in the Advisor's opinion, somewhat limited, as are the potential rewards.

Comment 6. In the “Fixed Income Securities” section of the Principal Investment Strategies, please disclose how investments in fixed income securities will aid the Fund in achieving its objective. Additionally, please consider whether ETFs are a principal strategy. We note that the existing fund did not show investments in any ETFs in its last annual report to shareholders.

Response. Fixed Income investments in the strategy provide a yield which is then used to either lower downside exposure (by buying a higher strike put then would otherwise be able to be purchased) or increase upside exposure (by selling a higher strike put then would otherwise be able to be sold). From time to time the Fund will use ETFs with a short term, investment grade fixed income focus (e.g., SCPB, CSJ) provide a liquid, diversified method of attaining the Fund’s fixed income exposure objectives. For example, when the Predecessor Fund was initially launched, and until it reached $10 million in assets, the advisor solely used ETFs in place of single bonds due their liquidity and diversification characteristics. Recently, after the most recently completed fiscal quarter end, the advisor added a layer of ETFs to the Fund’s holdings in order to increase the liquidity of the fixed income portion of the Fund’s strategy. The Fund will use ETFs as necessary going forward to add additional liquidity and diversification as the advisor sees fit to efficiently manage the strategy.

Registrant has considered the Fund’s strategy and the appropriateness of including ETFs as a principal strategy and believes that the existing disclosure is appropriate.

Comment 7. Please add a “Concentration Risk” noting that the Fund will concentrate to the extent the EXPROT Index does.

Response. Registrant has added the following disclosure:

Concentration Risk. The Fund may focus its investments in securities to a particular sector or type of securities to the extent the Index is similarly concentrated. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Comment 8. In the “Leverage Risk” disclosure, please clarify that the use of derivatives may include leverage. It may not be clear to investors that derivatives include leverage. Please include corresponding strategy disclosure to this point as well.

Response. Registrant has revised the risk disclosure as follows:

Leverage Risk. Using leverage can magnify the Fund’s potential for gain or loss and; therefore, amplify the effects of market volatility on the Fund’s share price. Using derivatives can create leverage, which can amplify the effects of market volatility on the Fund's share price and make the Fund's returns more volatile.

Additionally, Registrant has added the following strategy disclosure:

The use of derivative instruments, like put and call options, may expose the Fund to leverage.

Comment 9. In the “Class A Sales Charge Waivers” disclosure on page 18, please name all parties that have entered into these contracts. This can be addressed in the Appendix A. It does not appear that the categories of investors listed as (4), (5), and (6) in that section are covered in Appendix A.

Response. Registrant has updated the disclosure.

Comment 10. Please add redemption disclosure as required by Section 11(c)(8) noting the methods used to meet redemption requests.

Response. Registrant has revised the “Additional Information” portion of the HOW TO REDEEM SHARES section of the prospectus as follows:

Additional Information. If you are not certain of the requirements for redemption please call the transfer agent at 1-866-447-4228. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of fund shares, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions. You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check. Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission, the Fund may suspend redemptions or postpone payment dates.

Comment 11. Please confirm that the disclosures included in Appendix A includes all intermediaries offering sales charges and waivers and that “waiver” as used in this document refers to a full waiver and not a partial waiver.

Response. Registrant so confirms.

Comment 12. If the Fund is a party to an index licensing or sub-licensing agreement, please include such agreement as an exhibit in the next post-effective amendment.

Response. Registrant notes that the Fund is not a party to such an agreement.

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If you have any further questions or additional comments, please contact Emily Little at (614) 469-3264 or Tanya Goins at (404) 541-2954.

Sincerely,

/s/Emily M. Little

Emily M. Little